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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Westport Fuel Systems Inc.

We consent to the use of our reports, each dated March 31, 2017, with respect to the consolidated financial statements of Westport Fuel Systems Inc. (the “Company”) as at and for the years ended December 31, 2016 and December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports are included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-165812, 333-168847 and 333-211726) on Form S-8, (No. 333-205869) on Form F-10/A and (No. 333-207523) on Form F-4/A of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 31, 2017
Vancouver, Canada

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